McAfee Corp.

6220 America Center Drive

San Jose, CA 95002

October 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	McAfee Corp.
Registration Statement on Form S-1
File No. 333-249101

Acceleration Request
Requested Date:	October 21, 2020
Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, McAfee Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-249101), as amended (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on October 21, 2020, or as soon as possible thereafter. The Company hereby authorizes Thomas Holden and Benjamin Kozik of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the Registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas Holden or Benjamin Kozik, of Ropes & Gray LLP, counsel to the Company, at (415) 315-6300 or (415) 315-6331, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sayed Darwish
Name: Sayed Darwish
Title: Chief Legal Officer

[Signature Page to Acceleration Request]